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WRITER’S EMAIL ADDRESS:
john.reiss@shearman.com

May 21, 2009

Via Email and EDGAR Correspondence Filing

Mr. Brick Barrientos
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Clarion Value Fund, Inc.  and Clarion Value Fund Master, LLC Registration Statements

Dear Mr. Barrientos:

This letter responds to the comments you provided by telephone to the most recent Clarion Value Fund, Inc. (the “Feeder Fund”) and Clarion Value Fund Master, LLC (the “Master Fund” and together with the Feeder Fund, the “Funds”) Registration Statements (the “Registration Statements”).  Below, I identify each of your comments and offer our responses.  Our responses are organized in the order that your comments would appear within the Registration Statements1.  At next year’s annual update, we will file an amended Registration Statement reflecting the changes described herein following any further discussions with you.

I.	Prospectus - Summary and Investment Objective

1.
COMMENT:  You asked us to reconcile the last sentence of the “Summary” section with the first sentence of the “Investment Objective” section of the Feeder Fund’s Prospectus, both of which deal with the investment goals of the Fund.  The Funds’ investment objective is to

1 The Registration Statements are each organized as a Prospectus and Statement of Additional Information, with pagination for each part separately numbered.  Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statements.

ABU DHABI     |     BEIJING     |     BRUSSELS     |     DÜSSELDORF     |     FRANKFURT     |     HONG KONG     |     LONDON     |     MENLO PARK     |     MUNICH
NEW YORK     |     PARIS     |     ROME     |     SAN FRANCISCO     |     SÃO PAULO     |     SHANGHAI     |     SINGAPORE     |     TOKYO     |     TORONTO     |     WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Brick Barrientos

provide high current income, as stated in the fourth sentence of the “Summary” section and the first sentence of the “Investment Objective” section of the Feeder Fund’s Prospectus.  The last sentence of the “Summary” section expands on that concept by indicating that the Funds are managed such that, in seeking high current income, the Funds may also experience capital appreciation and a high total return.  This language is also present in the “Summary” and “Investment Objective” sections of the Master Fund’s Prospectus.

RESPONSE: Our client does not believe these sentences are inconsistent or require amended or additional disclosure.  Our response is the same with respect to the Master Fund’s Prospectus.

II.	Prospectus – Risk Factors

2.	COMMENT: You requested that, in the Prospectus of both Registration Statements, we add a risk factor relative to the current commercial-backed mortgage securities (“CMBS”) market.

RESPONSE:  Page 6 of the Feeder Fund’s SAI, and Page 5 of the Master Fund’s SAI, under “Certain Risk Factors”, contain a paragraph titled “Market Liquidity and Counterparty Credit Risks”.  This paragraph discusses the ongoing liquidity crisis and its specific impact on CMBS markets.  Given that the Feeder Fund’s SAI is actually provided to all its investors (and not just available on request), our client believes that the current risks inherent in the CMBS market are properly disclosed.

3.	COMMENT: You asked whether a lack of liquidity in the mortgage backed securities market has affected the Funds’ ability to satisfy redemption requests.

RESPONSE:  The Funds have been able to satisfy all redemption requests in an orderly fashion.

III.	Prospectus – Fees and Expenses

4.
COMMENT: You asked us to clarify why Total Annual Fund Operating Expenses are listed in the table on page 8 of the Feeder Fund’s Prospectus as 0.81%, while the footnote below that table describes a fee waiver agreement in effect with the Adviser providing that the Fund’s total annual operating expenses do not exceed 0.80%.

RESPONSE: Item 3, Section 3(d)(i) of the Form N1-A instructions states that the calculation of the percentage of Annual Fund Operating Expenses

Mr. Brick Barrientos

should include “amounts that would have been incurred absent expense reimbursement or fee waiver arrangements”.  Accordingly, in the expense table on page 8 of the Feeder Fund’s Prospectus, Total Annual Fund Operating Expenses are listed as 0.81%, even though the Adviser agreed to a fee waiver such that total annual operating expenses do not exceed 0.80%.  Item 3, Section 3(e) of the Form N1-A instructions says that actual operating expenses that include expense reimbursement or fee waiver arrangements may be included in a footnote to the fees and expenses table.  Accordingly, the footnote to the table includes a description of the fee waiver arrangement and the 0.80% cap on operating expenses.  We confirm that our client has told us that actual expenses borne by the Fund benefited from the fee waiver and that, post waivers, the actual, adjusted total expense ratio was 0.80%.

5.
COMMENT: You commented that your calculations of the one, three, five, and ten year investor costs on page 9 of the Feeder Fund’s Prospectus yielded figures that were each $1 more than as disclosed in the Prospectus.

RESPONSE: While we acknowledge that the expense example numbers should have used the 0.81% (pre-waiver) expense ratio to underlie their calculation, we do not consider the difference material and do not propose changes at this time.  Next year’s update will reflect the pre-waiver expense ratio.

IV.	SAI – Risk Factors

6.
COMMENT: You commented that, on page 10 of the Feeder Fund’s SAI, the heading “Special Considerations Regarding Master-Feeder Structure” should be revised to read “Risk Factors Regarding Master-Feeder Structure”.

RESPONSE:  We agree with this proposed revision and will revise the Registration Statement accordingly.  However, as we do not believe this to be a material change, we will incorporate the revision with next year’s update.

V.	SAI – Directors and Officers

7.
COMMENT: You noted that in the “Independent Directors” table under “Term of Office and Length of Time Served” on page 13 of the Feeder Fund’s SAI, we referred to each of the Directors incorrectly as a “Trustee”.  The same comment was made in reference to page 11 of the Master Fund’s SAI.  You also noted that next to the double asterisk under the Director compensation table on page 14 of the Feeder Fund SAI, we

Mr. Brick Barrientos

refer incorrectly to Mr. Fayne resigning as a “Trustee” instead of a “Director”.

RESPONSE:  We agree that these references are incorrect and should be changed to “Director”.  However, as we do not believe these to be material changes, we will revise the Registration Statements accordingly at next year’s update.

The Clarion Value Fund, Inc. and the Clarion Value Fund Master, LLC acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, permit or declare the Registration Statements to become effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements.  In addition, the Clarion Value Fund, Inc. and the Clarion Value Fund Master, LLC acknowledge that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective (or permitting it to do so automatically) does not relieve the Funds from each of their full responsibility for the adequacy and accuracy of the disclosures in their respective Registration Statement.  The Clarion Value Fund, Inc. and the Clarion Value Fund Master, LLC further acknowledge that they may not assert such effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments.  We will not incorporate the proposed changes to the Registration Statements without a follow-up discussion with you.  Meanwhile, should you have any questions, please do not hesitate to contact me at (212) 848-7669 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours,

/s/ John D. Reiss
John D. Reiss

cc:	Jerry Chang (Chief Compliance Officer of the Funds)
Nathan J. Greene (S&S)